Securities and Exchange Commission Washington, DC 20549

In the Matter of the Application of:
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Risk-Managed Diversified Equity Income Fund
Eaton Vance Tax-Managed Buy-Write Income Fund
Eaton Vance Tax-Managed Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Diversified Equity Income Fund
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Global Diversified Equity Income Fund
Eaton Vance Management

File No. 812-13586

AMENDMENT NO. 1 AMENDING AND RESTATING AN APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS
FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER
_______________________________________________

Please direct all communications, notices and orders to:

Frederick S. Marius Eaton Vance Management Eaton Vance Building 255 State Street Boston, Massachusetts 02109

With copies to: Diane E. Ambler K&L Gates LLP 1601 K Street, NW Washington, DC 20006 (202) 778-9886 (202) 778-9100 (fax)

Page 1 of 40 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	) AMENDMENT NO. 1 AMENDING
) AND RESTATING AN APPLICATION
) PURSUANT TO SECTION 6(c) OF THE
EATON VANCE ENHANCED EQUITY INCOME FUND	) INVESTMENT COMPANY ACT OF 1940
EATON VANCE ENHANCED EQUITY INCOME FUND II	) FOR AN ORDEROF EXEMPTIONFROM
EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY	) SECTION 19(b) OF THE ACT AND RULE
INCOME FUND	) 19B-1 THEREUNDER
EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND	)
EATON VANCE TAX-MANAGED BUY-WRITE	)
OPPORTUNITIES FUND	)
EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY	)
INCOME FUND	)
EATON VANCE TAX-MANAGED GLOBAL BUY-WRITE	)
OPPORTUNITIES FUND	)
EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED	)
EQUITY INCOME FUND	)
EATON VANCE MANAGEMENT	)
)
File No. 812-13586)

     Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity Income Fund II, Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund (collectively, the “Current Funds”) and Eaton Vance Management (“Eaton Vance”) and each registered closed-end investment company currently advised or to be advised in the future by Eaton Vance (including any successor in interest)1 or by an entity controlling,

_____________________________________

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2 of 40

controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with Eaton Vance (such entities, together with Eaton Vance, the “Investment Advisers”) that decides in the future to rely on the requested relief2 (such investment companies, together with the Current Funds, are the “Funds,” and individually a “Fund,” and the Funds, together with the Investment Advisers, are the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing Applicants an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below. Each Current Fund’s common shares are listed on the New York Stock Exchange (“NYSE”).3 Although the Current Funds have no current intention to do so, each Current Fund is authorized to issue preferred shares.

I.  Description of Applicants

     Each Current Fund is, and each future Fund will be, a closed-end management investment company registered under the Act. Each Current Fund is organized as a Massachusetts business trust.

     As of June 30, 2008, the Current Funds had the following net assets and number of common shares outstanding:

Fund	Net Assets	Shares Outstanding
Eaton Vance Enhanced Equity Income Fund	$725,579,314	39,685,160

_____________________________________

2	Any Fund that relies on the Order (as defined below) will comply with the terms and conditions of this Application. All registered closed-end investment companies that currently intend to rely on the Order are named as applicants.
3	The applicable NYSE symbols are as follows: Eaton Vance Enhanced Equity Income Fund (NYSE: EOI); Eaton Vance Enhanced Equity Income Fund II (NYSE: EOS); Eaton Vance Risk-Managed Diversified Equity Income Fund (NYSE: ETJ); Eaton Vance Tax-Managed Buy-Write Income Fund (NYSE: ETB); Eaton Vance Tax-Managed Buy-Write Opportunities Fund (NYSE: ETV); Eaton Vance Tax-Managed Diversified Equity Income Fund (NYSE: ETY); Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund (NYSE: ETW); and Eaton Vance Tax-Managed Global Diversified Equity Income Fund (NYSE: EXG).

3 of 40

Eaton Vance Enhanced Equity Income Fund	$829,600,294	47,844,178
II

Eaton Vance Risk-Managed Diversified	$1,343,510,969	70,205,000
Equity Income Fund

Eaton Vance Tax-Managed Buy-Write	$429,633,737	24,581,806
Income Fund

Eaton Vance Tax-Managed Buy-Write	$1,061,462,591	63,173,419
Opportunities Fund

Eaton Vance Tax-Managed Diversified	$2,545,135,561	149,711,079
Equity Income Fund

Eaton Vance Tax-Managed Global Buy-	$1,839,023,448	106,308,067
Write Opportunities Fund

Eaton Vance Tax-Managed Global	$5,125,312,413	302,284,868
Diversified Equity Income Fund

Set forth below in tabular format is descriptive information regarding the Current Funds:

Fund	Investment Objective	Summary Strategy

Eaton Vance Enhanced Equity	Provide current income and	Invests primarily in a portfolio
Income Fund	gains, with a secondary	of large- and mid-
	objective of capital	capitalization common stocks,
	appreciation.	seeking to invest primarily in
companies with above-average
growth and financial strength.
Under normal market
conditions, the fund seeks to
generate current earnings from
option premiums by selling
covered call options on a
substantial portion of its
portfolio securities.

Eaton Vance Enhanced Equity	Provide current income and	Invests primarily in a portfolio
Income Fund II	gains, with a secondary	of large-and mid-capitalization
	objective of capital	common stocks, seeking to
	appreciation.	invest primarily in companies
with above-average growth
and financial strength. Under

4 of 40

normal market conditions, the
fund seeks to generate current
earnings from option
premiums by selling covered
call options on a substantial
portion of its portfolio
securities.

Eaton Vance Risk-Managed	Provide current income and	Investment program consists
Diversified Equity Income	gains, with a secondary	primarily of owning a
Fund	objective of capital	diversified portfolio of
	appreciation. Relative to other	common stocks and
	equity income funds, the fund	employing a variety of options
	seeks to provide less volatile	strategies. The fund seeks to
	returns and reduced exposure	earn high levels of tax-
	to loss of value during stock	advantaged income and gains
	market declines.	by (1) investing in stocks that
pay dividends that qualify for
favorable federal income tax
treatment, (2) writing (selling)
put options on individual
stocks, and (3) writing
(selling) stock index call
options with respect to a
portion of its common stock
portfolio value.

Eaton Vance Tax-Managed	Provide current income and	Invests in a diversified
Buy-Write Income Fund	gains, with a secondary	portfolio of common stocks
	objective of capital	that seeks to exceed the total
	appreciation.	return performance of the S&P
500 Index and sell S&P 500
covered call options on a
continuous basis.
Eaton Vance Tax-Managed	Provide current income and	Invests in a diversified
Buy-Write Opportunities Fund	gains, with a secondary	portfolio of common stocks in
	objective of capital	two segments: one that seeks
	appreciation.	to exceed the total return
performance of the S&P 500
Index and sell S&P 500
covered call options on a
continuous basis; and a second
that seeks to exceed the total
return performance of the
NASDAQ-100 Index and sell
NASDAQ-100 call options on

5 of 40

a continuous basis.

Eaton Vance Tax-Managed	Provide current income and	Under normal market
Diversified Equity Income	gains, with a secondary	conditions, the fund invests at
Fund	objective of capital	least 80% of its total assets in
	appreciation.	a combination of (1) dividend-
paying common stocks and (2)
common stocks the value of
which is subject to covered
written index call options.

Eaton Vance Tax-Managed	Provide current income and	Investment program consists
Global Buy-Write	gains, with a secondary	primarily of (1) owning a
Opportunities Fund	objective of capital	diversified portfolio of
	appreciation.	common stocks, a segment of
which holds stocks of U.S.
issuers (the “U.S. Segment”)
and a segment of which holds
stocks of non-U.S. issuers (the
“International Segment”); and,
(2) selling on a continuous
basis call options on broad-
based domestic stock indices
on at least 80% of the value of
the U.S. Segment and call
options on broad-based
foreign country and/or
regional stock indices on at
least 80% of the value of the
International Segment.

Eaton Vance Tax-Managed	Provide current income and	Investment program consists
Global Diversified Equity	gains, with a secondary	primarily of owning a
Income Fund	objective of capital	diversified portfolio of
	appreciation.	domestic and foreign common
stocks. The fund seeks to earn
high levels of tax-advantaged
income and gains by (1)
emphasizing investments in
stocks that pay dividends that
qualify for favorable federal
income tax treatment and (2)
writing (selling) stock index
call options with respect to a
portion of its common stock
portfolio value.

6 of 40

     Eaton Vance, a registered investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), acts as the Current Funds’ investment adviser and administrator. Each Fund will be advised by an Investment Adviser that is registered under the Advisers Act. Eaton Vance and other Investment Advisers currently serve as investment advisers to investment companies and various individual and institutional clients with combined assets under management of approximately $155.8 billion as of July 31, 2008. Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company traded on the New York Stock Exchange, which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities.

II.  Relief Requested

     Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall distribute more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the aggregate amount distributed for such taxable year.

7 of 40

     The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to make an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the identified number of distributions. However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund’s preferred shares.

     In addition to the foregoing, although Applicants do not currently contemplate implementing a specified periodic payments policy for the preferred shares of the Funds, they may wish to do so in the future. To retain this flexibility and avoid having to seek additional exemptive relief in the future, Applicants also request relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) on any series of its preferred shares. Such distributions would be made as often as are specified in or pursuant to the terms of such series so long as the Fund maintains in effect a distribution policy with regard to such series of its preferred shares of a specific percentage of liquidation preference of such series of preferred shares, whether such specified percentage is

8 of 40

determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise. The proposed distribution policy for the common shares and specified periodic payment policy adopted in the future for the preferred shares of the Funds are each hereinafter referred to as the “Distribution Policy.”

III.  Representations of the Applicants

     Applicants make the following representations regarding the requested relief:

     Prior to its meetings for each of the Current Funds on February 9, 2009, the Board of Trustees (“Board”) of each of the Current Funds, including a majority of the members who are not “interested persons” of the Current Funds as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), requested, and Eaton Vance provided, such information as was reasonably necessary to an informed determination of whether the Boards should adopt a proposed Distribution Policy. In particular, the Boards and the Independent Trustees reviewed information regarding the purpose and terms of a proposed Distribution Policy, the likely effects of such policy on the Current Funds’ long-term total return (in relation to market price and net asset value per common share (“NAV”) and the relationship between the Current Funds’ distribution rate on their common shares under the policy and the Current Funds’ total return (in relation to NAV); whether the rate of distribution would exceed the Current Funds’ expected total return in relation to its NAV; and any foreseeable material effects of such policy on the Current Funds’ long-term total return (in relation to market price and NAV). The Independent Trustees also considered what conflicts of interest Eaton Vance and the affiliated persons of Eaton Vance and the Current Funds might have with respect to the adoption or implementation of such policy. After considering such information the Boards, including the Independent Trustees, of the Current Funds approved a distribution policy and related plan with respect to the Current Funds’ common shares (the “Plan”) and determined that such Plan is consistent with the

9 of 40

Current Funds’ investment objectives and in the best interests of the Current Funds’ common shareholders.

     The purpose of the Plan of each Current Fund is to permit the Current Funds to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of the Current Funds during such year and, if so determined by their Boards, all or a portion of the returns of capital paid by portfolio companies to the Current Funds during such year. Under the Plan, the Current Funds would distribute to their common shareholders a fixed monthly percentage of the market price of the Current Funds’ common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. Under the Plan, the minimum annual distribution rate with respect to the Current Funds’ common shares would be independent of the Current Funds’ performance during any particular period but would be expected to correlate with the Current Funds’ performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Current Funds’ performance for the entire calendar year and to enable the Current Funds to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

     At the same meeting, each Board adopted policies and procedures under Rule 38a-1 that:

     (i) are reasonably designed to ensure that all notices required to be sent to the Current Funds’ shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) set forth in Part V below, and that all other written

10 of 40

communications by the Current Funds or their agents described in condition 3(a) set forth in Part V below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

     (ii) require the Current Funds to keep records that demonstrate compliance with all of the conditions of the Order and that are necessary for the Current Funds to form the basis for, or demonstrate the calculation of, the amounts disclosed in their 19(a) Notices.

The records of the actions of the Boards of Trustees of the Current Funds summarize the basis for their approval of the Plans, including their consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

     In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of trustees of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Current Funds’ Plans in that such distribution policy may be to distribute a fixed amount or a fixed percentage of net asset value or net asset value per share without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time and may exclude reference to distributions of capital received from portfolio companies. Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return

11 of 40

over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV.  Justification for the Requested Relief

     Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.	Receipt of the Order would serve shareholder interests.

     Applicants believe that the shareholders of the Current Funds are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy. Based on discussions at Board meetings, the Boards of the Current Funds determined that investors in the common shares of the Current Funds may prefer an investment vehicle that provides monthly distributions and a steady cash flow.

     An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAV. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain. Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2.	Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

12 of 40

     One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in the Current Funds’ annual reports to shareholders and on IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

     In addition, each Fund will make the additional disclosures required by the conditions set forth in Part V below, and the Current Funds have adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

     Rule 19a-1, the Plans and the compliance policy and procedures ensure that each Fund’s shareholders would be provided sufficient information to understand that periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake

_____________________________________

4	See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

13 of 40

to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

     Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: undesirable influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

     No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income

14 of 40

rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

     The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

     Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of a closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

     The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to

15 of 40

preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

     5. Further limitations of Rule 19b-1.

     Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

     Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that

_____________________________________

5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

16 of 40

the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

     Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

     The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

     Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like debt securities, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for

17 of 40

the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

     The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

     6. General

     The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

     The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

     In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

18 of 40

V.  Applicants’ Conditions

     Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

     1. Compliance Review and Reporting

     Each Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

     2. Disclosures to Fund Shareholders

     (a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

     Will provide, in a tabular or graphical format:

     (1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

     (2) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains;

19 of 40

(C) net realized long-term capital gains; and (D) return of capital or other capital source;

     (3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

     (4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

     Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

     (1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

     (2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of

20 of 40

the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;6 and

     (3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.” Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

     (b) On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

     (i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

     (ii) include the disclosure required by condition 2(a)(ii)(1) above;

     (iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

_____________________________________

6	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to- date cumulative distributions are estimated to include a return of capital.

21 of 40

     (iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

     (c) Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

     3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

     (a) Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

     (b) Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

     (c) Each Fund will post prominently a statement on its (or the Investment Adviser’s) web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such web site for at least 24 months.

     4. Delivery of 19(a) Notices to Beneficial Owners

22 of 40

     If a broker, dealer, bank or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

     5. Special Board Review for Funds Whose Common Shares Trade at a Premium

     If:

     (a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

     (b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

     then:

23 of 40

     (i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

     (1) will request and evaluate, and the Fund’s Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

     (2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

     (A) whether the Plan is accomplishing its purpose(s);

     (B) the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

     (C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

     (3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

24 of 40

     (ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

     6. Public Offerings

     The Fund will not make a public offering of the Fund’s common shares other than:

     (a) a rights offering below NAV to holders of the Fund’s common shares;

     (b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

     (c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

     (i) the Fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date7, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date8; and

     (ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as

_____________________________________

7	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.
8	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

25 of 40

frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.

     7. Amendments to Rule 19b-1

     The requested order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.  Applicable Precedent

The Commission has granted relief substantially the same as that sought here on several occasions.9

VII.  Procedural Compliance

     At meetings duly held in September 2004, December 2004, February 2005, April 2005, December 2006 and April 2007 the Boards of the Current Funds adopted the following resolutions authorizing the execution and filing of this Application (which, as defined below, includes all amendments to the initial filing).

     “RESOLVED, that the President, any Vice President, the Treasurer the Secretary, and any Assistant Secretary of the Fund be, and each of them acting singly hereby is authorized, in the name and on behalf of the Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Fund and other investment companies pursuant to Section 6(c) of the Act for an order granting exemptions from the provisions of Section 19(b) of and Rule 19b-1 under the Act, permitting the Fund to make as many capital gains distributions in any taxable year as may be necessary for the Fund to implement its

_____________________________________

9	See, e.g., Calamos Convertible Opportunities and Income Fund, et al. (SEC File No. 812-13063); John Hancock Income Securities Trust, et al. (SEC File No. 13357); and ING Clarion Real Estate Income Fund, et al. (SEC File No. 812-13074).

26 of 40

managed, fixed distribution policy, and any other sections of the Act and the Rule thereunder, as any such officer of the Fund shall deem necessary or appropriate to conduct the Fund’s business.

     FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized to execute and cause to be filed the application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.”

     Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation or the Declaration of Trust, as the case may be, of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

     These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A.

     Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.	(a) The address of each of the Applicants is as follows:

The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

2.	Any questions regarding this Application should be directed to:

Frederick S. Marius The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

and

27 of 40

Diane E. Ambler K&L Gates LLP 1601 K Street NW Washington, DC 20006 (202) 778-9886 (202) 778-9100 (fax)

VIII.  Conclusion

     On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV. In addition, the Applicants also request relief to permit each Fund to make periodic long-term capital gains distributions on any series of preferred shares so long as the Fund maintains in effect a distribution policy with regard to such series of its preferred shares of a specific percentage of liquidation preference of such series of preferred shares, whether such specified percentage is determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise.

28 of 40

EATON VANCE ENHANCED EQUITY INCOME
FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE ENHANCED EQUITY INCOME
FUND II

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE RISK-MANAGED DIVERSIFIED
EQUITY INCOME FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE TAX-MANAGED BUY-WRITE
INCOME FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE TAX-MANAGED BUY-WRITE
OPPORTUNITIES FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

29 of 40

EATON VANCE TAX-MANAGED DIVERSIFIED
EQUITY INCOME FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE TAX-MANAGED GLOBAL BUY-
WRITE OPPORTUNITIES FUND

By: /s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE TAX-MANAGED GLOBAL
DIVERSIFIED EQUITY INCOME FUND

By: /s/ Maureen A,. Gemma
Name: Maureen A. Gemma
Title: Secretary and Chief Legal Officer

EATON VANCE MANAGEMENT

By: /s/ Frederick S. Marius
Name: Frederick S. Marius
Title: Secretary and Chief Legal Officer

Dated January 9, 2009

30 of 40

EXHIBIT INDEX

		Page
A.	Verification of Eaton Vance Enhanced Equity Income Fund	32
B.	Verification of Eaton Vance Enhanced Equity Income Fund II	33
C.	Verification of Eaton Vance Risk-Managed Diversified Equity Income Fund	34
D.	Verification of Eaton Vance Tax-Managed Buy-Write Income Fund	35
E.	Verification of Eaton Vance Tax-Managed Buy-Write Opportunities Fund	36
F.	Verification of Eaton Vance Tax-Managed Diversified Equity Income Fund	37
G.	Verification of Eaton Vance Tax-Managed Global Buy-Write Opportunities	38
	Fund
H.	Verification of Eaton Vance Tax-Managed Global Diversified Equity Income	39
	Fund
I.	Verification of Eaton Vance Management	40

31 of 40

EXHIBIT A VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Enhanced Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE ENHANCED EQUITY INCOME FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

32 of 40

EXHIBIT B VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Enhanced Equity Income Fund II (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE ENHANCED EQUITY INCOME FUND II By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

33 of 40

EXHIBIT C VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Risk-Managed Diversified Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

34 of 40

EXHIBIT D VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed Buy-Write Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

35 of 40

EXHIBIT E VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed Buy-Write Opportunities Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

36 of 40

EXHIBIT F VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed Diversified Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

37 of 40

EXHIBIT G VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE TAX-MANAGED GLOBAL BUY- WRITE OPPORTUNITIES FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

38 of 40

EXHIBIT H VERIFICATION

     The undersigned states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed Global Diversified Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND By: /s/ Maureen A. Gemma Name: Maureen A. Gemma Title: Secretary and Chief Legal Officer

39 of 40

EXHIBIT I VERIFICATION

     The undersigned states that he has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Management (“Eaton Vance”); that he is the Vice President, Secretary and Chief Legal Officer of Eaton Vance; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EATON VANCE MANAGEMENT By: /s/ Frederick S. Marius Name: Frederick S. Marius Title: Secretary and Chief Legal Officer

40 of 40

^ Securities and Exchange Commission Washington, DC 20549

In the Matter of the Application of:
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Risk-Managed Diversified Equity Income Fund
Eaton Vance Tax-Managed Buy-Write Income Fund
Eaton Vance Tax-Managed Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Diversified Equity Income Fund
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
Eaton Vance Tax-Managed Global Diversified Equity Income Fund
Eaton Vance Management

File No. 812^ -13586

^

AMENDMENT NO. 1 AMENDING AND RESTATING AN APPLICATION FOR AN ORDER PURSUANT TO
SECTION 6(c) OF THE^ INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS
FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER
^
_______________________________________________

Please direct all communications, notices and orders to:

Frederick S. Marius Eaton Vance Management Eaton Vance Building 255 State Street Boston, Massachusetts 02109

With copies to: Diane E. Ambler K&L Gates LLP 1601 K Street, NW Washington, DC 20006 (202) 778-9886 (202) 778-9100 (fax)

Page 1 of ^ 40 pages.

UNITED STATES OF AMERICA^ BEFORE THE^ SECURITIES AND EXCHANGE COMMISSION

In the Matter of	) AMENDMENT NO. 1 AMENDING
) AND RESTATING AN APPLICATION
) PURSUANT TO SECTION 6(c)^ OF
EATON VANCE ENHANCED EQUITY INCOME FUND	) THE INVESTMENT COMPANY ACT OF
EATON VANCE ENHANCED EQUITY INCOME FUND II	) 1940^
EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY	) FOR AN ORDER ^ OF EXEMPTION^ FROM
INCOME FUND	) SECTION 19(b) OF THE ACT AND RULE
EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND^	) 19B-1 THEREUNDER
EATON VANCE TAX-MANAGED BUY-WRITE	)
OPPORTUNITIES FUND^	)
EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY	)
INCOME FUND	)
EATON VANCE TAX-MANAGED GLOBAL BUY-WRITE	)
OPPORTUNITIES FUND	)
EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED ^	)
EQUITY INCOME FUND^	)
EATON VANCE MANAGEMENT^	)
)
File No. 812^ -13586)

     Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity Income Fund II, ^ Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund and Eaton Vance Tax-Managed Global Diversified Equity Income Fund (^ collectively, the “Current Funds”) and Eaton Vance Management (“Eaton Vance”) and each registered closed-end investment company currently advised or to be advised in the future by Eaton Vance (including any successor in interest)1 or by an entity controlling,

___________________

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2 of 41

controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with Eaton Vance (such entities, together with Eaton Vance, the “Investment Advisers”) that decides in the future to rely on the requested relief2 (such investment companies, together with the Current Funds, are the “Funds,” and individually a “Fund,” and the Funds, together with the Investment Advisers, are the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing Applicants an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below. Each Current Fund’s common shares are listed on the New York Stock Exchange (“NYSE”).3 Although the Current Funds have no current intention to do so, each Current Fund is authorized to issue preferred shares.

I.  Description of Applicants

     Each Current Fund is, and each future Fund will be, a closed-end management investment company registered under the Act^ . Each Current Fund is organized as a Massachusetts business trust.

     As of June 30, 2008, the Current Funds had the following net assets and number of common shares outstanding:

Fund	Net Assets	Shares Outstanding
Eaton Vance Enhanced Equity Income Fund	$725,579,314^	39,685,160

___________________

2	Any Fund that ^ relies on the Order (as defined below) ^ will comply with the terms and conditions of this Application. All registered closed-end investment companies that currently intend to rely on the Order are named as applicants.
3	The applicable NYSE symbols are as follows: Eaton Vance Enhanced Equity Income Fund (NYSE: EOI); Eaton Vance Enhanced Equity Income Fund II (NYSE: EOS); Eaton Vance Risk-Managed Diversified Equity Income Fund (NYSE: ETJ); Eaton Vance Tax-Managed Buy-Write Income Fund (NYSE: ETB); Eaton Vance Tax-Managed Buy-Write Opportunities Fund (NYSE: ETV); Eaton Vance Tax-Managed Diversified Equity Income Fund (NYSE: ETY); Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund (NYSE: ETW); and Eaton Vance Tax-Managed Global Diversified Equity Income Fund (NYSE: EXG).

3 of 41

Eaton Vance Enhanced Equity Income Fund	$829,600,294	47,844,178
II

Eaton Vance Risk-Managed Diversified	$1,343,510,969	70,205,000
Equity Income Fund

Eaton Vance Tax-Managed Buy-Write	$429,633,737	24,581,806
Income Fund

Eaton Vance Tax-Managed Buy-Write	$1,061,462,591	63,173,419
Opportunities Fund

Eaton Vance Tax-Managed Diversified	$2,545,135,561	149,711,079
Equity Income Fund

Eaton Vance Tax-Managed Global Buy-	$1,839,023,448	106,308,067
Write Opportunities Fund

Eaton Vance Tax-Managed Global	$5,125,312,413	302,284,868
Diversified Equity Income Fund

     Set forth below in tabular format is descriptive information regarding the Current Funds:

Fund	Investment Objective	Summary Strategy

Eaton Vance Enhanced Equity	Provide current income and	Invests primarily in a portfolio
Income Fund	gains, with a secondary	of large- and mid-
	objective of capital	capitalization common stocks,
	appreciation.	seeking to invest primarily in
companies with above-average
growth and financial
strength.^ Under normal
market conditions, the fund
seeks to generate current
earnings from option
premiums by selling covered
call options on a substantial
portion of its portfolio
securities.

Eaton Vance Enhanced Equity	Provide current income and	Invests primarily in a portfolio
Income Fund II	gains, with a secondary	of large-and mid-capitalization
	objective of capital	common stocks, seeking to
	appreciation.	invest primarily in companies
with above-average growth

4 of 41

and financial strength.^ Under
normal market conditions, the
fund seeks to generate current
earnings from option
premiums by selling covered
call options on a substantial
portion of its portfolio
securities.

Eaton Vance Risk-Managed	Provide current income and	Investment program consists
Diversified Equity Income	gains, with a secondary	primarily of owning a
Fund	objective of capital	diversified portfolio of
	appreciation.^ Relative to	common stocks and
	other equity income funds, the	employing a variety of options
	fund seeks to provide less	strategies.^ The fund seeks to
	volatile returns and reduced	earn high levels of tax-
	exposure to loss of value	advantaged income and gains
	during stock market	by (1) investing in stocks that
	declines.^	pay dividends that qualify for
favorable federal income tax
treatment, (2) writing (selling)
put options on individual
stocks, and (3) writing
(selling) stock index call
options with respect to a
portion of its common stock
portfolio value.

Eaton Vance Tax-Managed	Provide current income and	Invests in a diversified
Buy-Write Income Fund	gains, with a secondary	portfolio of common stocks
	objective of capital	that seeks to exceed the total
	appreciation.	return performance of the S&P
500 Index and sell S&P 500
covered call options on a
continuous basis.^
Eaton Vance Tax-Managed	Provide current income and	Invests in a diversified
Buy-Write Opportunities Fund	gains, with a secondary	portfolio of common stocks in
	objective of capital	two segments: one that seeks
	appreciation.	to exceed the total return
performance of the S&P 500
Index and sell S&P 500
covered call options on a
continuous basis; and a second
that seeks to exceed the total
return performance of the
NASDAQ-100 Index and sell

5 of 41

NASDAQ-100 call options on
a continuous basis.

Eaton Vance Tax-Managed	Provide current income and	Under normal market
Diversified Equity Income	gains, with a secondary	conditions, the fund invests at
Fund	objective of capital	least 80% of its total assets in
	appreciation.	a combination of (1) dividend-
^ paying common stocks and
(2) common stocks the value
of which is subject to covered
written index call options.
^
Eaton Vance Tax-Managed	Provide current income and	Investment program consists
Global Buy-Write	gains, with a secondary	primarily of (1) owning a
Opportunities Fund	objective of capital	diversified portfolio of
	appreciation.	common stocks, a segment of
which holds stocks of U.S.
issuers (the “U.S. Segment”)
and a segment of which holds
stocks of non-U.S. issuers (the
“International Segment”); and,
(2) selling on a continuous
basis call options on broad-
based domestic stock indices
on at least 80% of the value of
the U.S. Segment and call
options on broad-based
foreign country and/or
regional stock indices on at
least 80% of the value of the
International Segment.

Eaton Vance Tax-Managed	Provide current income and	Investment program consists
Global Diversified Equity	gains, with a secondary	primarily of owning a
Income Fund	objective of capital	diversified portfolio of
	appreciation.	domestic and foreign common
stocks.^ The fund seeks to
earn high levels of tax-
advantaged income and gains
by (1) emphasizing
investments in stocks that pay
dividends that qualify for
favorable federal income tax
treatment and (2) writing
(selling) stock index call
options with respect to a

6 of 41

portion of its common stock portfolio value.^

     Eaton Vance, a registered investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), acts as the Current Funds’ investment adviser and administrator. Each Fund will be advised by an Investment Adviser that is registered under the Advisers Act. Eaton Vance ^ and other Investment Advisers currently serve^ as ^ investment ^ advisers to investment companies and various individual and institutional clients with combined assets under management of approximately $155.8 billion as of July 31, 2008. ^ Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company traded on the New York Stock Exchange, which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities.^

II. Relief Requested

     Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall distribute more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the ^ aggregate amount distributed for such taxable year.

7 of 41

     The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to make an unlimited number of distributions on its common and preferred ^ shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the identified number of distributions. ^ However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic long-term capital gains distributions (as ^ described in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common ^ shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund’s preferred ^ shares.

     In addition to the foregoing, although Applicants do not currently contemplate implementing a specified periodic payments policy for the preferred ^ shares of the ^ Funds, they may wish to do so in the future. ^ To retain this flexibility and avoid having to seek additional exemptive relief in the future, Applicants also request relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund ^ to make periodic long-term capital gains distributions (as ^ described in Section 852(b)(3)(C) of the Code) on any series of its preferred ^ shares. Such distributions would be made as often as ^ are specified in or pursuant to the terms of such series so long as ^ the Fund maintains in effect a distribution policy with regard to such series of its preferred ^ shares of a specific percentage of liquidation preference of such series of preferred ^ shares, whether such specified percentage is

8 of 41

determined at the time the preferred ^ shares are initially issued, pursuant to periodic remarketing or auctions or otherwise. ^ The proposed distribution policy for the common ^ shares and specified periodic payment policy adopted in the future for the preferred ^ shares of the Funds are each hereinafter referred to as the “Distribution Policy.”

III. Representations of the Applicants

     Applicants make the following representations regarding the requested relief:

     Prior to its meetings for each of the Current Funds on ^February 9, 2009, the Board of Trustees (“Board”) of each of the Current Funds, including a majority of the members who are not “interested persons” of the Current Funds as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), requested, and Eaton Vance provided, such information as was reasonably necessary to an informed determination of whether the Boards should adopt a proposed Distribution Policy. In particular, the Boards and the Independent Trustees reviewed information regarding the purpose and terms of a proposed Distribution Policy, the likely effects of such policy on the Current Funds’ long-term total return (in relation to market price and net asset value per common share (“NAV”) and the relationship between the Current Funds’ distribution rate on their common shares under the policy and the Current Funds’ total return (in relation to ^ NAV); whether the rate of distribution would exceed the Current Funds’ expected total return in relation to its ^ NAV; and any foreseeable material effects of such policy on the Current Funds’ long-term total return (in relation to market price and ^ NAV). The Independent Trustees also considered what conflicts of interest Eaton Vance and the affiliated persons of Eaton Vance and the Current Funds might have with respect to the adoption or implementation of such policy. After considering such information the Boards, including the Independent Trustees, of the Current Funds approved a distribution policy and related plan with respect to the Current Funds’ common shares (the “Plan”) and determined that such Plan is consistent with the

9 of 41

Current Funds’ investment objectives and in the best interests of the Current Funds’ common shareholders.

     The purpose of the Plan of each Current Fund is to permit the Current Funds to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of the Current Funds during such year and, if so determined by their Boards, all or a portion of the returns of capital paid by portfolio companies to the Current Funds during such year. Under the Plan, the Current Funds would distribute to their common shareholders a fixed monthly percentage of the market price of the Current Funds’ common shares at a particular point in time or a fixed monthly percentage of ^ NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. Under the Plan, the minimum annual distribution rate with respect to the Current Funds’ common shares would be independent of the Current Funds’ performance during any particular period but would be expected to correlate with the Current Funds’ performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Current Funds’ performance for the entire calendar year and to enable the Current Funds to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

     At the same meeting, each Board adopted policies and procedures under Rule 38a-1 that:

     (i) are reasonably designed to ensure that all notices required to be sent to the Current Funds’ shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) set forth in Part V below, and that all other written

10 of 41

communications by the Current Funds or ^ their agents described in condition 3(a) set forth in Part V below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

     (ii) require the Current Funds to keep records that demonstrate compliance with all of the conditions of the Order and that are necessary for the Current Funds to form the basis for, or demonstrate the calculation of, the amounts disclosed in ^ their 19(a) Notices.

     The records of the actions of the Boards of Trustees of the Current Funds summarize the basis for their approval of the Plans, including their consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

     In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of trustees of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Current Funds’ Plans in that such distribution policy may be to distribute a fixed amount or a fixed percentage of net asset value or net asset value per share without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time and may exclude reference to distributions of capital received from portfolio companies. Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return

11 of 41

over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV. Justification for the Requested Relief

     Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

     1. Receipt of the Order would serve shareholder interests.

     Applicants believe that the shareholders of the Current Funds are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy. ^ Based on discussions at Board meetings, the Boards of the Current Funds determined that investors in the common shares of the Current Funds may prefer an investment vehicle that provides monthly distributions and a steady cash flow.

     An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their ^ NAV. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain. Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2.	Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

12 of 41

     One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in the Current Funds’ annual reports to shareholders and on IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

     In addition, each Fund will make the additional disclosures required by the conditions set forth in Part V below, and the Current Funds have adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

     Rule 19a-1, the Plans and the compliance policy and procedures ensure that each Fund’s shareholders would be provided sufficient information to understand that periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake

___________________

4	See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

13 of 41

to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

     Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: undesirable influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

     No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income

14 of 41

rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

     The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

     4. Other concerns leading to adoption of Rule 19b-1 are not applicable.

     Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in ^ NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the ^ Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of a closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

     The Applicants also submit that the “selling the dividend” concern is not applicable to preferred ^ shares, which entitle^ a holder to no more than a specified periodic dividend and, like ^ debt ^ securities, are initially sold at a price based upon ^ their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred ^ shares for the purpose of receiving specific payments at the frequency bargained for, and any application of

15 of 41

Rule 19b-1 to preferred ^ shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

     5. Further limitations of Rule 19b-1.

     Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

     Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that

_______________________

5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

16 of 41

the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

     Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common ^ shares and preferred ^ shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred ^ share dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred ^ shares to comply with Revenue Ruling 89-81.

     The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred ^ shares issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

     Applicants also submit that the “selling the dividend” concern is not applicable to preferred ^ shares, which entitle^ a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like ^ debt ^ securities, are priced based upon ^ their liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy

17 of 41

preferred ^ shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

     The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

     6. General

     The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the ^ Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

     The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

     In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

18 of 41

V. Applicants’ Conditions

     Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

     1. Compliance Review and Reporting

     ^ Each Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and ^ its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

     2. Disclosures to Fund Shareholders

     (a) Each ^ 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1: Will provide, in a tabular or graphical format:

     (1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

     (2) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains;

19 of 41

(C) net realized long-term capital gains; and (D) return of capital or other capital source;

     (3) the average annual total return in relation to the change in ^ NAV^ for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution ^ record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution ^ record date; and

     (4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution ^ record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution ^ record date.

^ Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

     (1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

     (2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of

20 of 41

the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;6 ^ and ^ ^

     “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for ^[accounting and] tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”^ Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

     (b) On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

     (i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

     (ii) include the disclosure required by condition 2(a)(ii)(1) above;

     (iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

_______________________

6	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to- date cumulative distributions are estimated to include a return of capital.

21 of 41

     (iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination^ .

     (c) Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

     3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

     (a) ^ Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

     (b) ^ Each Fund will issue, contemporaneously with the issuance of any ^ 19(a) Notice^ , a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

     (c) Each ^ Fund will ^ post prominently a statement on its (or ^ the Investment Adviser’s) web site containing the information ^ in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above^ , and will maintain such information on such web site for at least 24 months.

     4. Delivery of 19(a) Notices to Beneficial Owners

22 of 41

     If a broker, dealer, bank or other person (“financial intermediary”) holds common ^ shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

     5. Special Board Review for Funds Whose Common ^ Shares Trade at a Premium

     ^ If:

     (a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

     (b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

     then:

23 of 41

     (i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

     (1) will request and evaluate, and the Fund’s ^ Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

     (2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

     (A) whether the Plan is accomplishing its purpose(s);

     (B) the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

     (C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

     (3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

24 of 41

     (ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

     6. Public Offerings

     The Fund will not make a public offering of the Fund’s common shares other than:

     (a) a rights offering below NAV to holders of the Fund’s common shares;

     (b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

     (c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

     (i) the Fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution ^ record date7, expressed as a percentage of NAV ^ as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date8; and

     (ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common ^ shares as frequently as twelve times each year, and as

_______________________

[7]	^ If the Fund has been in operation fewer than ^ six months, the measured period will begin immediately following the Fund’s first public offering.
8	If the Fund has been in operation fewer than ^ five years, the measured period will begin immediately following the Fund’s first public offering.^

25 of 41

frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred ^ shares as such Fund may issue.

     7. Amendments to Rule 19b-1

     The requested order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common ^ shares as frequently as twelve times each year.

VI. Applicable Precedent

     The Commission has granted relief substantially the same as that sought here on several occasions.9^

^

^ VII. Procedural Compliance

     At meetings duly held in September 2004, December 2004, February 2005, April 2005, December 2006 and April 2007 the Boards of the Current Funds adopted the following resolutions authorizing the execution and filing of this Application (which, as defined below, includes all amendments to the initial filing).

     “RESOLVED, that the President, any Vice President, the Treasurer the Secretary, and any Assistant Secretary of the Fund be, and each of them acting singly hereby is authorized, in the name and on behalf of the Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Fund and other investment companies pursuant to Section 6(c) of the Act for an order granting exemptions from the provisions of Section 19(b) of and Rule 19b-1 under the Act, permitting the Fund to make as many capital gains distributions in any taxable year as may be necessary for the Fund to implement its

_______________________

9	See, e.g., Calamos Convertible Opportunities and Income Fund, et al. (SEC File No. 812-13063); ^ John Hancock Income Securities Trust, et al. (SEC File No. 13357); and ING Clarion Real Estate Income Fund, et al. (SEC File No. 812-13074).

26 of 41

managed, fixed distribution policy, and any other sections of the Act and the Rule thereunder, as any such officer of the Fund shall deem necessary or appropriate to conduct the Fund’s business.

     FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized to execute and cause to be filed the application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.”

     ^ Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation or the Declaration of Trust, as the case may be, of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

     ^ These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A.^ Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.	(a) The address of each of the Applicants is as follows:

The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

2.	Any questions regarding this Application should be directed to:

Frederick S. Marius
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

and

27 of 41

Diane E. Ambler K&L Gates LLP 1601 K Street NW Washington, DC 20006 (202) 778-9886 (202) 778-9100 (fax)

^ VIII.Conclusion

     On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the ^ Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s ^ NAV. In addition, the Applicants also request relief to permit each Fund^ to make periodic long-term capital gains distributions on any series of preferred shares so long as the Fund ^ maintains in effect a distribution policy with regard to such series of its preferred shares of a specific percentage of liquidation preference of such series of preferred shares, whether such specified percentage is determined at the time the preferred shares are initially issued, pursuant to periodic remarketing or auctions or otherwise.

^

28 of 41

EATON VANCE ENHANCED EQUITY INCOME FUND

By:
Name:
Title:

EATON VANCE ENHANCED EQUITY INCOME FUND
II

By:
Name:
Title:

EATON VANCE RISK-MANAGED DIVERSIFIED
EQUITY INCOME FUND

By:
Name:
Title:

EATON VANCE TAX-MANAGED BUY-WRITE
INCOME FUND

By:
Name:
Title:

EATON VANCE TAX-MANAGED BUY-WRITE
OPPORTUNITIES FUND

By:
Name:
Title:

29 of 41

EATON VANCE TAX-MANAGED DIVERSIFIED
EQUITY INCOME FUND

By:
Name:
Title:

EATON VANCE TAX-MANAGED GLOBAL BUY-
WRITE OPPORTUNITIES FUND

By:
Name:
Title:

EATON VANCE TAX-MANAGED GLOBAL
DIVERSIFIED EQUITY INCOME FUND

By:
Name:
Title:

EATON VANCE MANAGEMENT

By:
Name:
Title:

Dated ^ January 9, 2009 ^

30 of 41

EXHIBIT INDEX

^
	^	^	^ Page

	^ A.	Verification of Eaton Vance Enhanced Equity Income Fund^	32

	^ B.	Verification of Eaton Vance ^ Enhanced Equity Income Fund II	33

	^ C.	Verification of Eaton Vance ^ Risk-Managed ^ Diversified Equity Income	34
		Fund
	^ D.	Verification of Eaton Vance Tax-Managed Buy-Write ^ Income Fund	35

	^ E.	Verification of Eaton Vance Tax-Managed ^ Buy-Write Opportunities	36
		Fund^
	^ F.	Verification of Eaton Vance Tax-Managed ^ Diversified Equity Income	37
		Fund^
	^ G.	Verification of Eaton Vance Tax-Managed Global ^ Buy-Write	38
		Opportunities
		Fund^
	^ H.	Verification of Eaton Vance ^ Tax-Managed Global Diversified Equity	39
		Income
		Fund
	^ I.	^ Verification of Eaton Vance Management	40

^

31 of 41

EXHIBIT A VERIFICATION

^

     The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Enhanced Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE ENHANCED EQUITY INCOME FUND By:^ Name:^ Title:^

32 of 41

EXHIBIT B VERIFICATION

^

     The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Enhanced Equity Income Fund II (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE ENHANCED EQUITY INCOME FUND II By:^ Name:^ Title:^

^ ^

33 of 41

EXHIBIT C VERIFICATION

^

     The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Risk-Managed Diversified Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND

By:^ Name:^ Title:^

^

34 of 41

EXHIBIT D VERIFICATION

^ The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Tax-Managed ^ Buy-Write Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND

By: ^ Name:^ Title:^

^

35 of 41

EXHIBIT E VERIFICATION

^ The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed ^ Buy-Write Opportunities Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND

By: ^ Name:^ Title:^

^

36 of 41

EXHIBIT F VERIFICATION

^ The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Tax-Managed ^ Diversified Equity Income Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND

By: ^ Name:^ Title:^

^

37 of 41

EXHIBIT G VERIFICATION

^ The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Tax-Managed Global Buy-Write Opportunities Fund (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE TAX-MANAGED GLOBAL BUY- WRITE OPPORTUNITIES FUND

By:^ Name:^ Title:^

^

38 of 41

EXHIBIT H VERIFICATION

^ The undersigned ^ states that she has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance ^ Tax-Managed Global Diversified Equity Income Fund^ (the “Trust”); that she is the Secretary and Chief Legal Officer of the Trust; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that she is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of her knowledge, information^ and belief.

^

EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND

By:^ Name:^ Title:^

^

39 of 41

EXHIBIT I ^ VERIFICATION

^ The undersigned ^ states that he has duly executed the attached amended Application, dated January 9, 2009, for and on behalf of Eaton Vance Management (“Eaton Vance”); that he is the Vice President, Secretary and Chief Legal Officer of Eaton Vance; and that all action^ by stockholders, trustees, and other bodies necessary to authorize ^ the undersigned to execute and file such ^ instrument has been taken. ^ The undersigned further ^ states that he is familiar with ^ such instrument, and the contents thereof, and that the facts therein set forth ^ are true to the best of his knowledge, information^ and belief.

EATON VANCE MANAGEMENT

By:

Name:

Title:

^

40 of 41